UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

PMC-SIERRA, INC.

(Name of Subject Company)

PMC-SIERRA, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69344F106

(CUSIP Number of Class of Securities)

Gregory S. Lang

President and Chief Executive Officer

1380 Bordeaux Drive

Sunnyvale, CA 94089

(408) 239-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kenton J. King, Esq.

Amr Razzak, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the offer by Lois Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent” or “Microsemi”), to purchase all issued and outstanding shares of the common stock of PMC-Sierra, Inc., a Delaware corporation (the “Company” or “PMC”), par value $0.001 per share (each, a “Share”), in exchange for consideration of $9.22 in cash and 0.0771 shares of Parent common stock per Share, subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated December 16, 2015, as amended, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(A), respectively, to the Registration Statement on Form S-4 filed by Parent with the SEC on December 16, 2015.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting immediately before the subsection entitled “Cautionary Note Regarding Forward-Looking Statements” the following new subsection:

“Expiration of the Offer

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of January 14, 2016. Based on information provided by the exchange agent, as of the Expiration Time, 167,068,483 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 81.32% of the then outstanding Shares. The number of Shares tendered into the Offer satisfies the minimum tender condition to the Offer. All Offer Conditions having been satisfied, the Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer. As a result of its acceptance of the Shares tendered in the Offer, the Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the stockholders of PMC pursuant to Section 251(h) of the DGCL. Subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Microsemi and the Purchaser intend to complete the acquisition of PMC through the Merger as promptly as practicable without a meeting of stockholders of PMC in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share outstanding (other than Shares directly owned by PMC, Microsemi, the Purchaser, or any other subsidiary of Microsemi which will be canceled and shall cease to exist, and Shares held by stockholders that are entitled to and have properly demanded appraisal of such Shares under the DGCL) will be converted into the right to receive the Offer Price. Following the Merger, the Shares will no longer be listed on Nasdaq.

On January 15, 2016, Microsemi issued a press release announcing the results and expiration of the Offer. Such press release was filed as Exhibit (a)(5)(L) to Microsemi’s Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Microsemi and the Purchaser on January 15, 2016.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2016	PMC-SIERRA, INC.

	By:	/s/ Alinka Flaminia
Alinka Flaminia
Vice President, General Counsel and Corporate Secretary